UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

MAKE YOUR MOVE, INC.
(Exact name of registrant as specified in its corporate charter)

0-031987
(Commission File No.)

NEVADA                 33-0925319
(State of Incorporation)         (IRS Employer Identification No.)

3161 Via Alicante-E, San Diego, California                 92037
(Address of principal executive offices)

(619) 993-0288
(Registrant's telephone number)

MAKE YOUR MOVE, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

------------------------------------------------------
NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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GENERAL

This Information Statement is being mailed on or about September 02, 2004 to the holders of record of common stock, par value $0.001 per share (the "common stock"), of Make Your Move, Inc., a Nevada corporation (the "Company"). On July 19, 2004, entered into an asset purchase agreement where the Company would acquire all of the capital interest of Texhoma Energy, LLC ("Texhoma") pursuant to asset purchase agreements entered into between the Company and each of the members of Texhoma. These asset purchase agreements conveyed to the Company a 50% working interest in the Hubach 2A which is primarily an oil well but also produces gas. The acquisition includes the Ahrens disposal well which is necessary since the Hubach is a high fluid producing well. Texhoma has also acquired a 25% working interest in the Clayton #1 which is primarily produces gas. At the completion of this acquisition, the Company will issue 20,000,000 shares of the Company’s common stock to the members of Texhoma. As a result of the issuance, there will now be 45,337,798 shares of the Company’s common stock outstanding, of which approximately 44.1% are owned by the former shareholders of Texhoma.

Pursuant to the terms of the Acquisition, the Company has agreed, ten days after the filing of this Information Statement, to appoint Messrs. Jurgen Wolf and Dennis Petke to the Company's Board of Directors, and to accept the resignation of Mr. Marc Applbaum as the Sole Officer and Director. These further changes to the board of directors of the Company will not take effect until at least ten days after this Information Statement has been filed with the Securities and Exchange Commission and mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

The Company closed the acquisition on August 30, 2004. As a result of this acquisition, there will be a change of control of the Company. No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

THE ACQUISITION OF TEXHOMA ENERGY CORPORATION

The acquisition was completed by the Company acquiring all of the capital interest in Texhoma from the former members of Texhoma. This acquisition was completed on August 30, 2004. On the closing of the acquisition, the Company issued 20,000,000 shares of the Company’s common stock to members of Texhoma. As a result of the issuance, there are now 45,337,798 shares of the Company’s common stock outstanding, of which approximately 44.1% are owned by the former shareholders of Texhoma.

Under the agreement for the acquisition of Texhoma, it was anticipated that Jurgen Wolf and Dennis Petke will be appointed to the board of directors and Marc Applbaum will resign.

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The board of directors of the Company has also approved the merger of Texhoma Energy Corporation, with the Company being the surviving corporation, by way of parent/subsidiary merger pursuant to Section 92A.180 of the Nevada Revised Statutes. Shareholder approval for this merger is not required under Section 92A.180. Upon Completion of the merger, the Company’s name will be changed to "Texhoma Energy Corporation".

Description of the Business of Texhoma Energy Corp.

Texhoma Energy, LLC, (formerly Spartan Consulting, LLC) was incorporated on March 17, 2003 in Nevada for the purpose of acquiring real estate properties. To date, Texhoma has acquired the following interest in oil and gas projects:

Texhoma Energy has invested USD$75,000 for working interests in two producing wells and one disposal well, all of which are located in Runnels County, Texas.

Texhoma has acquired a 50% working interest in the Hubach 2A which is primarily an oil well but also produces gas. The acquisition includes the Ahrens disposal well which is necessary since the Hubach is a high fluid producing well.

Texhoma has also acquired a 25% working interest in the Clayton #1 which is primarily produces gas.

Overview of purchase

Hubach, 2A- 50% working interest	$ 50,000 (1)
Clayton #1- 25% working interest	5,000 (2)
Committed work over expenditures	20,000
$75,000

(1)	This includes the Ahrens well, a disposal well, which is critical for a high fluid producing well such as the Hubach.

(2)	This includes a provision whereby Texhoma will pay for Palace Petroleum’s portion of the work over costs in the Clayton (to a maximum of $5,000) when and if a new formation is re-completed.

Breakdown of the working interests of the Hubach well interests after Texhoma purchase

3-D Oil and Gas	12.5%
Paluca Petroleum Inc.	7.5%
Flow Energy, Inc.	40.0%
Texhoma Energy Corp.	50.0%
Totals	100%

Breakdown of the Clayton well working interests after Texhoma purchase.

3-D Oil and Gas	25%
Paluca Petroleum Inc.	25%
Flow Energy, Inc.	25%
Texhoma Energy Corp.	25%
Totals	100%

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Hubach #2A Lease- operating well - 40% working interest

Date:        October 19, 1998
Recording:          Vol. 159, Page 586, Official Public Records, Runnels County, Texas
Land:        40 acres, A.G. Willis Survey No. 56, Abstract No. 986, Runnels County, Texas

Ahrens Lease - Disposal Well

Date:        October 19, 1998
Recording:          Vol. 160, Page 62, Official Public Records, Runnels County, Texas
Land:        40 acres, A.G. Willis Survey No. 56, Abstract No. 986, Runnels County, Texas

History of Paluca Petroleum

Paluca Petroleum, the current operator, purchased a 47.5% working interest in February 2002.
An engineering report prepared in December 2001, referred to potential recovery of approximately 158,125 bbls of oil and 314,304 mcf of gas from the Hubach. Since Paluca purchased the well in February 2002 the well has delivered approximately 7,143 bbls and 4,552 mcf of gas. Based on the 2001 production forecasts, this indicates that the well may have the potential to produce approximately 150,000 bbls and approximately 300,000 mcf of gas. It should be noted that there is no current engineering report to verify these amounts, but if Texhoma felt it was necessary, the company could engage an engineer to have one prepared.

Current energy prices indicate that the well could generate $7,500,000 in gross revenues if these amounts were recovered. (150,000 bbls @ $40 = $6,000,000 gross 300,000 mcf @ $5 = $1,500,000 gross)

Current status

Currently producing approximately 12 bbls of oil per day and 10 mcf per day.

The Goen Reef formation has a propensity to produce a great deal of fluid. The December 2001 report indicated that with a pumping unit that is capable of moving 1,500 bbls of water per day at 5-7% oil cut, the well could produce 75 bbls per day. Since Paluca has taken over they have reworked the well to attempt to achieve this fluid level and this cut. However, the well is currently producing oil closer to a 2% cut with only approximately 1,000 bbls of fluid. To improve the fluid level and cut, Paluca has recently ordered a rig in order to upgrade the pump to attempt to get the volume up to or beyond 1,500 bbl and simultaneously increase the cut as well.

Due to the high fluid nature of the well, the lease operating expenses ("LOE") have been higher than normal primarily due to the use of a Reda submersible pump and the associated high cost of electricity to operate it. In an effort to reduce those costs Paluca is investigating alternate power sources. The most attractive of which is the ability to utilize the gas from the well to power a generator that will power the pump.

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Clayton # 1 Gas well-25% working interest

Date:        May 27, 1998
Recording:          Vol. 154, Pages 68 thru 73, Official Public Records, Runnels County, Texas
Land:        40 acres, A.A. Millican Survey No.260, Abstract No. 366, Runnels County, Texas

History

The Clayton #1 lease was originally part of the 580 acre J.M. Clayton lease (J.M. Clayton field") in Runnels County, Texas. On December 1, 2002 Peluca Petroleum acquired a 75% working interest in the Clayton #1 well and sold 25% to Flow Energy Inc., to retain 50%. Tom Davis who holds the other 25% working interest in Clayton holds the other leases over the other 540 acres. Based on various data from offset wells, the group that previously held the J.M. Clayton engaged in a drilling program to explore various formations as they were confident in structure and the Isopac maps. The Clayton #1 was originally completed to 2,500 feet in the Winchell Lime formation. The production at the time of Paluca’s purchase was approximately 12-15 mcf per day. To attempt to improve the performance of the well, Paluca moved down the hole to approximately 3,100 feet to test the Dog Bend formation. After realizing that this zone was not very productive, they put a plug over that zone and went back to the Winchell Lime formation where it is now.

The Clayton #1 is currently producing approximately 10 mcf per day.

Potential

There are two opportunities connected with the Clayton #1 well. The first is the potential of perforating an alternative formation that looks promising based on a review of various well logs. The Palo Pinto Sandstone formation is located below the Winchell at approximately 3,020 feet. As such plans are underway to complete and explore this potential pay zone. This would require an expenditure of approximately $20,000.

The other opportunity lies in the possibility of having the ability to participate in various drilling programs on the J.M. Clayton Field. Favorable geological analysis makes the field an attractive area to explore Paluca is in discussions to investigate a joint program to exploit the potentials of that field. Because the lease holder of the J.M. Clayton field (3-D Oil and Gas) has a 25% working interest along side Texhoma, we are in a good position to negotiate additional interests in that field.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

1.    Voting Securities of the Company

On August 30, 2004, there were 45,337,798 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.    Security Ownership of Certain Beneficial Owner and Management

The sole class of equity securities of the Company issued and outstanding is the common stock. The following table sets forth, as of July 29, 2004, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

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Title of Class	Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
Common Stock	Fidelio Business, S.A. Ave. Ricardo J. Alfaro Sun Tower #39 Panama City, Panama	25,000,000	55.1%

Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

3.    Changes in Control

There has been a change in control of the Company as a result of the completion of the acquisition of Texhoma Energy, LLC. The former members of Texhoma Energy, LLC now own 89.38% of the outstanding shares of the Company.

Pursuant to the Acquisition agreement, all of the former members of Texhoma Energy, LLC, are now shareholders of Make Your Move, Inc. The Company issued the following shares of its common stock to the following former members of Texhoma Energy, LLC. The shares were issued on the basis of 1% ownership of the Company’s common stock for a 1% ownership of Texhoma Energy, LLC.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the names and ages of the current Director, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected.

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Jurgen Wolf, Chief Executive Officer and Director

Mr. Wolf has been President and a director of U.S. Oil and Gas Resources, Inc. (TSXV-USR) since 1997 and has been a director of Flow Energy Inc., a wholly owned subsidiary of U.S. Oil and Gas Resources, Inc. since its inception in April 2002. Mr. Wolf has been involved in the oil and gas industry for over 15 years. He is currently a director of Consolidated Gulfside Resources, Ltd.

Dennis Petke, Chief Financial Officer and Director

Mr. Petke was elected as a director of U.S. Oil and Gas Resources, Inc. on December 2, 2003. Mr. Petke provides contract and consulting services to public and private companies, including management, financial reporting, corporate administration and assistance with the completion of financings. He is qualified as a Chartered Accountant in Canada and is a member of the institute of Chartered Accountants of B.C. (1995). Mr. Petke is currently President of Crux Industries, Inc., a public company listed on the NEX Exchange and is currently the Chief Financial Officer of Aucxis Corp., a U.S. public company.
Audit Committee, Nominating Committee, Compensation Committee.

Not applicable.

EXECUTIVE COMPENSATION: The disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation 228.402.

The table below summarizes all compensation awarded to, earned by, or paid to our directors and executive officers by any person for all services rendered in all capacities to us for the fiscal years ended September 30, 2003, 2002, and 2001.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/* SARs (#)	LTIP payouts ($)	All Other Compensation
Henry Rolling	Former President CEO	2003 2003 2001	$43,749 $0 $0	0 0 0	0 0 0	$31,550 0 0	0 0 0	0 0 0	0 0 0
Luther Mack	Director	2003 2002 2001	$0 $0 $0	0 0 0	0 0 0	0 $1,500 0	0 0 0	0 0 0	0 0 0
Edward McCaffery	Director	2003 2002 2001	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
John Metzker	Director	2003 2002 2001	$0	0	0	$24,000	0	0	0
Kristin Rolling	Secretary/Controller	2003 2002 2001	$0	0	0	$9,000	0	0	0

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(1) The restricted stock awards shown in the table above were common stock issued at par value ($0.001), which the Company believes is the Fair Market Value of the shares when issued to the recipients determined in accordance with Regulation S-B Item 402(b)(2)(iv)(A).

No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the prior to the quarter ended March 31, 2004 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No persons contemplated in this transaction, has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(a)	any director or officer of the Company;
(b)	any proposed director or officer of the Company;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s Common Stock; or
(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

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OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

Dated September 02, 2004
By Order of the Board of Directors

Make Your Move, Inc.

By: /s/Marc Applbaum
Name: Marc Applbaum
Title: President

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